Exhibit 12.1

P.A.M. Transportation Services, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income from operations	$12,680	$19,928	$36,230	$23,010	$11,506
Fixed charges	3,902	3,641	2,818	2,897	3,375
Total	16,582	23,569	39,048	25,907	14,881

Fixed charges:
Interest expense	3,902	3,641	2,818	2,897	3,375
Total	$3,902	$3,641	$2,818	$2,897	$3,375

Ratio of earnings to fixed charges	4.25x	6.47x	13.86x	8.94x	4.41x